December 20, 2007
Correspondence Filing Via Edgar and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attention:	Linda van Doorn Mark Rakip

Re:	National Property Investors 4 Form 10-KSB for the fiscal year ended December 31, 2006 (File No. 000-10412)
Ladies and Gentlemen:
On behalf of National Property Investors 4 (the “Partnership”), this letter is in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to the Partnership in a letter dated November 26, 2007 with respect to the above-referenced Form 10-KSB for the fiscal year ended December 31, 2006. For the convenience of the Staff, we have set out each of the comments in italic font immediately preceding the corresponding response.
Form 10-KSB for the fiscal year ended December 31, 2006
General
1.	Comment: We note your responses to comments one and two from our letter dated September 25, 2007. Unless neither the managing general partner, nor its affiliates, is reasonably likely to fund cash flow deficits or provide financial assistance either directly or indirectly to the Partnership and you make a representation to this effect in your filing, the filing should be amended to include the audited balance sheet for the managing general partner.
Response: We have been advised by the Partnership that the historical audited financial statements of the managing general partner are not available and cannot be obtained without

Securities and Exchange Commission

unreasonable time and expense. We believe that providing the audited balance sheet of the managing general partner would not be in the best interest of its investors because such audited balance sheet of the managing general partner would only substantiate the Partnership’s representation to the Staff that the managing general partner does not have the ability to advance funds to the Partnership and that such funds would be provided to the Partnership by AIMCO Properties, L.P. (“AIMCO”). AIMCO is an affiliate of the managing general partner and the holder of a majority of the beneficial interest of the Partnership. Further, the Partnership has agreed to provide this representation in its public disclosure. If, notwithstanding the foregoing, the Staff requires an audited balance sheet of the managing general partner, we respectfully request that such information be required only on a future basis (beginning with the Annual Report on Form 10-KSB for the fiscal year ending December 31, 2007) and not on an historical basis. Providing historical financial statements for the managing general partner would be a difficult if not impossible undertaking. The Partnership would agree on a going forward basis to provide the audited balance sheet of the managing general partner in future filings for so long as an obligation exists on the part of the managing general partner to advance funds to the Partnership. The Partnership would not provide such financial statements once the managing general partner is no longer obligated or expected to fund cash flow deficits or furnish other financial assistance to the Partnership. If AIMCO were to undertake to provide such financial assistance to the Partnership, the Partnership agrees to cross reference AIMCO’s filings made with the Securities and Exchange Commission in the Partnership’s reports filed pursuant to the Securities Exchange Act of 1934, as amended.
Exhibits 31.1 and 31.2
2.	Comment: Please amend your filings and include your certifications as exhibits to this Form 10-KSB.
Response: We have been advised that the Partnership will include the certifications in Exhibits 31.1 and 31.2 in an amended filing following the conclusion of the Staff’s review.
Enclosed with this letter is a letter from the Partnership acknowledging its responsibilities with respect to the disclosure.
If you have any questions or would like any additional information, please do not hesitate to contact either Amy Bowerman Freed by telephone at (212) 918-8270 or me by telephone at (212) 918-3599.

Sincerely,
/s/ Lillian Tsu
Lillian Tsu

cc: Martha L. Long

National Property Investors 4
55 Beattie Place, PO Box 1089
Greenville, SC 29602
December 20, 2007
Correspondence Filing Via Edgar and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attention:	Linda van Doorn Mark Rakip

Re:	National Property Investors 4 Form 10-KSB for the fiscal year ended December 31, 2006 (File No. 000-10412)
Ladies and Gentlemen:
     In connection with responding to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 26, 2007 with respect to the above-referenced Form 10-KSB for the fiscal year ended December 31, 2006, National Property Investors 4 (the “Partnership”) hereby acknowledges that (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you need additional information, please contact Stephen B. Waters, Vice President, at (864) 239-1554 (phone) or (864) 239-5824 (facsimile).

Sincerely,
/s/ Stephen B. Waters
Stephen B. Waters
Vice President NPI Equity Investments, Inc., Managing General Partner of National Property Investors 4